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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


FORM 12B-25                                       COMMISSION FILE NUMBER 2-22997


                           NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR


      For Period Ended: December 31, 2005.

[ ] Transition Report on Form 10-K            [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:  ___________.

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable


                         PART I - REGISTRANT INFORMATION

      Full Name of Registrant:  MILLS MUSIC TRUST

      Former Name if Applicable:  Not applicable

      Address of Principal Executive Office (Street and Number):

             c/o HSBC Bank USA, National Association
             Corporation Trust, Issuer Services
             452 Fifth Avenue


      City, State and Zip Code:


             New York, New York 10018-2706


                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X]   (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X]   (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


[ ]   (c)    The accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable.


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                              PART III - NARRATIVE


             State below in reasonable detail the reasons why Form 10-K, 20-F 11-K 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


             The Registrant is unable to file the subject report within the prescribed time period because certain final procedures for preparation of the financial statements to be included in the subject report, and the audit thereof, have not been completed.


                           PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:


             Joel Faden               (212)                       246-7203
             -------------------------------------------------------------------
               (Name)               (Area Code)               (Telephone Number)

(2)          Have all other periodic reports required            [X] Yes  [ ] No
             under Section 13 or 15(d) of the Securities
             Exchange Act of 1934 or Section 30 of the
             Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


(3)          Is it anticipated that any significant change       [ ] Yes  [X] No
             in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                                MILLS MUSIC TRUST
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:            March 31, 2006.     By   /s/ MARCIA MARKOWSKI




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